Exhibit 99.1

NEWS RELEASE

Trading Symbol:	TSX: SVM
NYSE AMERICAN: SVM

SILVERCORP REPORTS OPERATIONAL RESULTS AND THE FINANCIAL RESULTS RELEASE DATE FOR THE THIRD QUARTER OF FISCAL 2022

VANCOUVER, British Columbia – January 13, 2022 – Silvercorp Metals Inc. (“Silvercorp” or the “Company”) (TSX/NYSE American: SVM) reports production and sales figures for the third quarter ended December 31, 2021 (“Q3 Fiscal 2022”). The Company expects to release its Q3 Fiscal 2022 unaudited financial results along with the annual production guidance for the fiscal year ended March 31, 2023 on Tuesday, February 8, 2022 after market close.

In Q3 Fiscal 2022, the Company increased production to approximately 1.8 million ounces of silver, 1,100 ounces of gold, 19.0 million pounds of lead, and 8.0 million pounds of zinc, representing increases of 8%, 38%, 8%, and 7%, respectively, in silver, gold, lead and zinc over the second quarter ended September 30, 2021 (“Q2 Fiscal 2022”).

For the first nine months of Fiscal 2022, the Company produced approximately 5.0 million ounces of silver, 2,900 ounces of gold, 52.5 million pounds of lead, and 22.7 million pounds of zinc. Recently, strict Covid 19 quarantine policy imposed by local governments where our mines are located has caused uncertainty for workers travelling home and back during Chinese New Year holiday, which may have some impact on production for the fourth quarter.

Q3 FISCAL 2022 OPERATING HIGHLIGHTS

  At the Ying Mining District, 200,946 tonnes of ore were mined, up 10% over the same prior year quarter (“Q3 Fiscal 2021”), and 214,982 tonnes of ore were milled, up 32% over Q3 Fiscal 2021.
  Approximately 1.6 million ounces of silver, 1,100 ounces of gold, 16.4 million pounds of lead, and 2.3 million pounds of zinc were produced, representing increases of 13%, 22%, 14% and 26%, respectively, in silver, gold, lead and zinc over Q3 Fiscal 2021 as the Company increased the milling tonnage, offset by lower head grades experienced at the Ying Mining District. As reported in the Company’s news release dated November 4, 2021, the SGX Mine at the Ying Mining District suspended production for ten days as a precautionary measure due to heavy rainfall experienced in the Yellow River region, impacting ore production and head grades in the current quarter.

  At the GC Mine, 91,126 tonnes of ore were mined, down 6% over Q3 Fiscal 2021, and 89,790 tonnes of ore were milled, down 8% over Q3 Fiscal 2021. Approximately 187 thousand ounces of silver, 2.6 million pounds of lead, and 5.7 million pounds of zinc were produced, representing decreases of 12%, 6% and 17%, respectively, in silver, lead, and zinc over Q3 Fiscal 2021.

  On a consolidated basis, 292,072 tonnes of ore were mined, up 5% over Q3 Fiscal 2021, and 304,772 tonnes of ore were milled, up 17% over Q3 Fiscal 2021. Approximately 1.8 million ounces of silver, 1,100 ounces of gold, 19.0 million pounds of lead, and 8.0 million pounds of zinc were produced, representing increases of 9%, 22%, and 11%, respectively, in silver, gold and lead, and a decrease of 7% in zinc over Q3 Fiscal 2021.

  On a consolidated basis, the Company sold approximately 1.7 million ounces of silver, 1,100 ounces of gold, 17.2 million pounds of lead, and 7.6 million pounds of zinc, representing increases of 4%, 38%, and 2%, respectively, in silver, gold and lead sold, and a decrease of 15% in zinc sold over Q3 Fiscal 2021.

The consolidated operational results for the past five quarters are summarized as follows:

Consolidated	Q3F2022	Q2F2022	Q1F2022	Q4F2021	Q3F2021	Nine months ended December 31,
	December 31, 2021	September 30, 2021	June 30, 2021	March 31, 2021	December 31, 2020	2021	2020
Production Data
Ore Mined (tonne)	292,072	292,468	231,235	163,072	279,445	815,775	801,853
Ore Milled (tonne)	304,772	271,816	243,077	180,674	260,648	819,665	786,907

Head Grades
Silver (gram/tonne)	205	214	207	228	216	208	222
Lead (%)	3.1	3.2	3.2	3.3	3.2	3.2	3.5
Zinc (%)	1.5	1.6	1.7	1.5	1.8	1.6	1.7

Recovery Rates
Silver (%)	93.8	94.1	93.2	92.5	92.3	93.7	92.9
Lead (%)	94.4	94.5	94.6	94.3	95.3	94.5	95.1
Zinc (%)	80.1	79.3	80.7	79.0	82.4	80.0	79.9

Metal production
Silver (in thousands of ounces)	1,834	1,696	1,474	1,195	1,677	5,003	5,136
Gold (in thousands of ounces)	1.1	0.8	1.0	0.3	0.9	2.9	3.2
Lead (in thousands of pounds)	18,978	17,613	15,878	12,156	17,111	52,469	56,274
Zinc (in thousands of pounds)	8,030	7,483	7,198	4,672	8,673	22,711	23,339

Metals sold
Silver (in thousands of ounces)	1,721	1,729	1,642	1,056	1,647	5,092	5,259
Gold (in thousands of ounces)	1.1	0.8	1.0	0.7	0.8	2.9	4.1
Lead (in thousands of pounds)	17,155	17,319	16,810	10,876	16,806	51,284	56,242
Zinc (in thousands of pounds)	7,588	7,626	7,255	4,580	8,965	22,469	23,334

The operational results at the Ying Mining District for the past five quarters are summarized as follows:

Ying Mining District	Q3F2022	Q2F2022	Q1F2022	Q4F2021	Q3F2021	Nine months ended December 31,
	December 31, 2021	September 30, 2021	June 30, 2021	March 31, 2021	December 31, 2020	2021	2020
Production Data
Ore Mined (tonne)	200,946	206,933	142,907	112,561	182,268	550,786	537,464
Ore Milled (tonne)	214,982	182,173	155,407	131,725	162,905	552,562	519,677

Head Grades
Silver (gram/tonne)	258	283	279	280	297	272	293
Lead (%)	3.7	4.0	4.2	3.9	4.3	3.9	4.4
Zinc (%)	0.8	0.7	0.8	0.8	0.8	0.8	0.8

Recovery Rates
Silver (%)	95.1	95.4	94.7	93.7	93.9	95.1	94.4
Lead (%)	95.2	95.5	95.7	95.1	96.4	95.5	96.2
Zinc (%)	64.0	56.0	59.7	65.0	63.3	60.3	61.7

Metal production
Silver (in thousands of ounces)	1,647	1,517	1,283	1,083	1,464	4,447	4,532
Gold (in thousands of ounces)	1.1	0.8	1.0	0.3	0.9	2.9	3.2
Lead (in thousands of pounds)	16,392	14,671	13,278	10,504	14,361	44,341	47,382
Zinc (in thousands of pounds)	2,347	1,584	1,519	1,496	1,857	5,450	5,420

Metals sold
Silver (in thousands of ounces)	1,561	1,553	1,447	936	1,446	4,561	4,674
Gold (in thousands of ounces)	1.1	0.8	1.0	0.7	0.8	2.9	2.9
Lead (in thousands of pounds)	15,003	14,436	14,175	9,137	14,207	43,614	47,571
Zinc (in thousands of pounds)	1,947	1,617	1,521	1,306	2,241	5,085	5,662

The operational results at the GC Mine for the past five quarters are summarized as follows:

GC Mine	Q3F2022	Q2F2022	Q1F2022	Q4F2021	Q3F2021	Nine months ended December 31,
	December 31, 2021	September 30, 2021	June 30, 2021	March 31, 2021	December 31, 2020	2021	2020
Production Data
Ore Mined (tonne)	91,126	85,535	88,328	50,511	97,177	264,989	264,389
Ore Milled (tonne)	89,790	89,643	87,670	48,949	97,743	267,103	267,230

Head Grades
Silver (gram/tonne)	78	73	80	87	82	77	85
Lead (%)	1.5	1.7	1.5	1.7	1.4	1.5	1.7
Zinc (%)	3.2	3.3	3.3	3.3	3.5	3.3	3.4

Recovery Rates
Silver (%)	83.5	84.4	84.1	81.9	82.6	84.0	82.6
Lead (%)	89.0	89.5	89.3	89.7	89.6	89.3	89.5
Zinc (%)	89.8	89.6	89.3	88.2	89.7	89.6	88.2

Metal production
Silver (in thousands of ounces)	187	179	190	112	213	556	604
Lead (in thousands of pounds)	2,586	2,942	2,600	1,652	2,750	8,128	8,892
Zinc (in thousands of pounds)	5,683	5,899	5,679	3,176	6,816	17,261	17,919

Metals sold
Silver (in thousands of ounces)	160	176	195	120	201	531	585
Lead (in thousands of pounds)	2,152	2,883	2,635	1,739	2,599	7,670	8,671
Zinc (in thousands of pounds)	5,641	6,009	5,734	3,274	6,724	17,384	17,672

About Silvercorp

Silvercorp is a profitable Canadian mining company producing silver, lead and zinc metals in concentrates from mines in China. The Company’s goal is to continuously create healthy returns to shareholders through efficient management, organic growth and the acquisition of profitable projects.

Silvercorp balances profitability, social and environmental relationships, employees’ wellbeing, and sustainable development. For more information, please visit our website at www.silvercorp.ca.

For further information
Silvercorp Metals Inc.
Lon Shaver
Vice President
Phone: (604) 669-9397
Toll Free 1(888) 224-1881
Email: investor@silvercorp.ca
Website: www.silvercorp.ca

CAUTIONARY DISCLAIMER - FORWARD-LOOKING STATEMENTS

Certain of the statements and information in this news release constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian provincial securities laws (collectively, “forward-looking statements”). Any statements or information that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects”, “is expected”, “anticipates”, “believes”, “plans”, “projects”, “estimates”, “assumes”, “intends”, “strategies”, “targets”, “goals”, “forecasts”, “objectives”, “budgets”, “schedules”, “potential” or variations thereof or stating that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be forward-looking statements. Forward-looking statements relate to, among other things: the price of silver and other metals; the accuracy of mineral resource and mineral reserve estimates at the Company’s material properties; the sufficiency of the Company’s capital to finance the Company’s operations; estimates of the Company’s revenues and capital expenditures; estimated production from the Company’s mines in the Ying Mining District and the GC Mine; timing of receipt of permits and regulatory approvals; availability of funds from production to finance the Company’s operations; and access to and availability of funding for future construction, use of proceeds from any financing and development of the Company’s properties.

Forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to differ from those reflected in the forward-looking statements, including, without limitation, risks relating to: social and economic impacts of COVID-19; fluctuating commodity prices; calculation of resources, reserves and mineralization and precious and base metal recovery; interpretations and assumptions of mineral resource and mineral reserve estimates; exploration and development programs; feasibility and engineering reports; permits and licences; title to properties; property interests; joint venture partners; acquisition of commercially mineable mineral rights; financing; recent market events and conditions; economic factors affecting the Company; timing, estimated amount, capital and operating expenditures and economic returns of future production; integration of future acquisitions into the Company’s existing operations; competition; operations and political conditions; regulatory environment in China and Canada; environmental risks; legislative and regulatory initiatives addressing global climate change or other environmental concerns; foreign exchange rate fluctuations; insurance; risks and hazards of mining operations; key personnel; conflicts of interest; dependence on management; internal control over financial reporting; and bringing actions and enforcing judgments under U.S. securities laws.

This list is not exhaustive of the factors that may affect any of the Company’s forward-looking statements. Forward-looking statements are statements about the future and are inherently uncertain, and actual achievements of the Company or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors, including, without limitation, those referred to in the Company’s Annual Information Form under the heading “Risk Factors”. Although the Company has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated, described or intended. Accordingly, readers should not place undue reliance on forward-looking statements.

The Company’s forward-looking statements are based on the assumptions, beliefs, expectations and opinions of management as of the date of this news release, and other than as required by applicable securities laws, the Company does not assume any obligation to update forward-looking statements if circumstances or management’s assumptions, beliefs, expectations or opinions should change, or changes in any other events affecting such statements. For the reasons set forth above, investors should not place undue reliance on forward-looking statements.